

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 11, 2007

Mr. Mark E. Rolfe
Group Finance Director
Gallaher Group Plc
Members Hill, Brooklands Road, Weybridge
Surrey KT13 0QU, England

> **Re:** **Gallaher Group Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 21, 2006**
> **File No. 001-14602**

Dear Mr. Rolfe:

We have completed our review of your 2005 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief